UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

OF THE SECURITIES EXCHANGE ACT OF 1934

FOR THE MONTH OF DECEMBER 2013

Commission File Number: 333-04906

SK Telecom Co., Ltd.

(Translation of registrant’s name into English)

11, Euljiro2-ga, Jung-gu

Seoul 100-999, Korea

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☑    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Return of Deposited Treasury Shares Related to Exchangeable Bonds

1. Details	1. SK Telecom Co., Ltd. (the “Company”) has requested that treasury shares deposited with the Korea Securities Depository be returned following the completion of exchanges of exchangeable bonds during the exchange period

2. Issue of exchangeable bonds and deposit of treasury shares with the Korea Securities Depository (April 7, 2009)

- Initial number of deposited shares: 1,999,997 (calculated as the issue price of the exchangeable bonds divided by the exchange price)

- Exchange period: May 18, 2009 ~ March 28, 2014

3. Adjustments to the exchange price and number of exchangeable shares following the payment of dividends

- A total of eight adjustments have been made to the exchange price and number of exchangeable shares following dividend payments from the March 2010 through July 2013 (Initial exchange price: ￦ 233,010 → Exchange price after adjustments: ￦ 189, 121)

4. Shares exchanged during exchange period

- Number of shares exchanged: 1,241,337 shares

- Aggregate price of exchanged shares: ￦ 235.5 billion

- Average exchange price per share: ￦ 189,701

5. Number of treasury shares to be returned from Korea Securities Depository the completion of exchanges and redemptions: 1,187,252 shares

2. Confirmation Date	December 13, 2013

3. Other Matters To Be Considered Before Investing	* Related Disclosure: The Company’s amended report on Form 6-K/A furnished on March 25, 2009 and the Company’s report on Form 6-K furnished on July 26, 2013.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SK TELECOM CO., LTD.
(Registrant)

By:	/s/ Soo Cheol Hwang
(Signature)
Name:	Soo Cheol Hwang
Title:	Senior Vice President

Date: December 16, 2013